UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

NATIONAL INTERSTATE CORPORATION

(Name of Subject Company)

Alan R. Spachman

(Name of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

63654U100

(CUSIP Number of Class of Securities)

Alan R. Spachman

1 Westbury Park Way, Suite 101

Bluffton, South Carolina 29910

(843) 757-3838

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Daniel A. Neff David M. Silk Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Robert A. Weible Baker & Hostetler LLP 1900 East 9th Street, Suite 3200 Cleveland, Ohio 44114 (216) 621-0200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Items 3, 4, 5 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on February 19, 2014, by Alan R. Spachman (as amended and supplemented from time to time, the “Statement”). The Statement relates to the tender offer (the “Tender Offer”) by Great American Insurance Company ( “Purchaser”), an Ohio corporation and wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“Parent”), to purchase all the outstanding Shares of the Company, other than Shares owned by Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014 (as amended on February 18, 2014, February 21, 2014, February 24, 2014, February 26, 2014, February 27, 2014, February 28, 2014, March 3, 2014, and March 5, 2014 and as it may be further amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Statement is hereby amended by adding the following paragraph after the first paragraph in Item 3 on page 2:

Mr. Spachman received $111,058 in 2011, $114,000 in 2012 and $128,166.67 in 2013 as compensation for his services as a director of the Company.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended by adding the following paragraphs after the fourth full paragraph on page 3:

On March 5, 2014, Mr. Spachman sent a letter (the “Letter) to the members of the board of directors of Parent, outlining his concerns with the actions Parent and the Company have taken in connection with the Tender Offer. A copy of the Letter is included as Exhibit (a)(1) to this Statement and is incorporated herein by reference.

Also on March 5, 2014, Mr. Spachman filed a complaint in the United States District Court for the Northern District of Ohio, naming as defendants: Purchaser; Parent; the Company; Joseph E. Consolino; Gary J. Gruber; Keith A Jensen; Donald D. Larson; David W. Michelson; and Vito C. Peraino (the “Spachman Complaint”). The Spachman Complaint alleges that the Tender Offer is a coercive tender offer orchestrated by Parent to acquire the Company’s outstanding public shares through a flawed process, on the basis of misleading disclosures, at an unfair price, and with the benefit of highly material inside information that Parent and Purchaser are deliberately withholding from the Company’s public shareholders. The Spachman Complaint further alleges that the defendants have engaged in violations of the federal securities laws, violation of Ohio’s Control Share Acquisition statute and breaches of fiduciary duty. The Spachman Complaint seeks injunctive relief. On March 5, 2014, Mr. Spachman also filed a memorandum of law in support of the motion for a temporary restraining order and preliminary injunction petitioning the court for a temporary restraining order and preliminary injunction prohibiting consummation of the Tender Offer.

Item 4 of the Statement is also hereby amended by amending and restating the first bullet under “Unfair Offer Price” on page 4 as follows:

•	Based on his experience with the Company and its business since he founded the Company in 1989 and his knowledge of the Company’s operations, financial performance and variations in the Company’s Share price, Mr. Spachman does not believe the Increased Offer Price reflects the fair value of the Shares. For example, Mr. Spachman believes that the Company has demonstrated excellent long-term operating performance (outperforming its peers in the commercial automobile area), exhibits strong risk-adjusted capitalization and has demonstrated its expertise within its niche transportation market (which Mr. Spachman believes provides the Company with a sustainable competitive advantage). These elements, coupled with Mr. Spachman’s consideration of the Company’s strong earnings results for the fourth quarter of 2013, led Mr. Spachman to his conclusion that the Increased Offer Price does not reflect the fair value of the Shares. In this regard, Mr. Spachman notes that the Shares traded above the Increased Offer Price for a significant portion of 2013. Mr. Spachman also notes his belief that the market price of the Shares, and consequently the Original Offer Price and the Increased Offer Price, have all been affected negatively by newly-instituted practices with respect to the Company’s loss reserves in the months leading to the commencement of the Tender Offer.

Item 4 of the Statement is also hereby amended by amending and restating the first full bullet on page 5 as follows:

•	The Share price immediately prior to the commencement of the Tender Offer was also negatively affected by the early release by the Company of preliminary fourth quarter and full-year 2013 earnings (which included additional reserve increases) on January 30, 2014. The acceleration of the release of the Company’s preliminary year-end results was a departure from the Company’s historical practice. The disclosure of this release was approved by the Board. The independent directors were informed that the release was to be issued to facilitate the Company’s scheduled participation in the Bank of America Merrill Lynch 2014 Insurance Conference on February 13, 2014; the independent directors were not informed that the release was being issued further in advance of this conference than the Company’s usual practice, or of why the timing of the release was being accelerated. The Tender Offer was commenced three trading days following this accelerated release. During those three trading days, the Company’s stock price declined by approximately 5%.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Statement is hereby amended by amending and restating the current text of the item as follows:

D.F. King & Co., Inc. (“DF King”) has been retained to assist Mr. Spachman in connection with communications with the Company’s stockholders in relation to the Tender Offer. DF King will be paid customary compensation for such services. In addition, DF King and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement.

Shareholders with questions can contact DF King by any of the following methods:

Mail

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Telephone

Call Collect: (212) 269-5550

Call Toll-Free: (888) 644-5854

Internet

Email: Natl@dfking.com

Item 9.	Materials to be Filed as Exhibits.

Item 9 of the Statement is hereby amended to include the following exhibit:

Exhibit No.	Document

(a)(1)	Letter from Mr. Spachman to the members of the board of directors of American Financial Group, Inc., dated March 5, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2014	/s/ Alan R. Spachman
Alan R. Spachman